UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: June 18, 2009
Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.
 (Translation of registrant's name into English)

94 Em Hamoshavot Road
Petach Tikva 49527, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_____

Attached hereto and incorporated by reference herein is the Registrant's Notice of Meeting and Proxy Statement for the Annual General Meeting of Shareholders to be held on July 23, 2009.

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.02, of the Company at the close of business on June 15, 2009 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. This Proxy Statement and the proxies solicited thereby will be first sent or delivered to the shareholders on or about June 18, 2009.

The Proxy Statement attached to this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Form S-8 of the Company, registration number 333-158839, filed with the Securities and Exchange Commission on April 28, 2009, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Shmuel Arvatz
	Name:	Shmuel Arvatz
	Title:	Executive Vice President and Chief Financial Officer

Date: June 10, 2009

CLICKSOFTWARE TECHNOLOGIES LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 23, 2009

Notice is hereby given that the Annual General Meeting of Shareholders of ClickSoftware Technologies Ltd. (the "Company") will be held at the offices of the Company, at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva 49527  Israel, on July 23, 2009 at 4:00 p.m. local time (the "Meeting").  The agenda for the Meeting is as follows:

1. To consider at the Meeting the Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2008.

2. To approve the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as independent auditors for the Company for the year ending December 31, 2009 and for such additional period until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors.

3. To elect Dr. Shlomo Nass and re-elect Dr. Moshe BenBassat, the Company’s Chairman of the Board of Directors and Chief Executive Officer, as Class III directors to the Board of Directors of the Company, each to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2012 or until a successor has been duly elected.

4. To elect Ms. Nira Dror and Mr. Shai Beilis as “External Directors” of the Company (as such term is defined in the Israeli Companies Law 5759-1999), each to hold office as External Directors for a three year term, and to approve their compensation as External Directors including the initial and annual grant of options.

5. To approve the compensation packages of non-employee directors who are not External Directors, and the initial and annual grant of options to Dr. Shlomo Nass.

6. To approve the grant of options to Dr. Moshe BenBassat for the purchase of 130,000 ordinary shares of the Company.

7. To approve the reconstruction of compensation of Dr. Moshe BenBassat, the Company’s Chairman of the Board of Directors and Chief Executive Officer, without increasing the total cost to the Company.

8. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on June 15, 2009 will be entitled to notice of and to vote at the Meeting.  Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail to the Company the enclosed proxy as promptly as possible in the enclosed pre-addressed envelope.

By Order of the Board of Directors,	CLICKSOFTWARE TECHNOLOGIES LTD.

Dr. Moshe BenBassat
Chairman of the Board of Directors and
June 18, 2009	Chief Executive Officer

IMPORTANT: YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENVELOPE PROVIDED.

94 Em Hamoshavot Road,
Petach Tikva 49527, Israel
____________________

PROXY STATEMENT
____________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on July 23, 2009

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.02 per share (the "Ordinary Shares"), of ClickSoftware Technologies Ltd., a company organized under the laws of the State of Israel (the "Company"), in connection with the solicitation by the Board of Directors of proxies for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on July 23, 2009 at 4:00 p.m. local time at the offices of the Company, 94 Em Hamoshavot Road, Petach Tikva 49527, Israel (tel. +972-3-765-9400), or at any adjournment thereof.  This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about June 18, 2009.

Proxies; Counting of Votes

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  A form of proxy for use at the Meeting is attached.  The completed proxy should be mailed in the pre-addressed envelope provided and received by the Company or its transfer agent, Computershare, Essential Registry Team, 350 Indiana Street, Suite 750, Golden CO 80401 USA, Tel. 303-262-0678  (attention: Lee Meier), at least forty eight (48) hours before the Meeting.  Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares, covered thereby in accordance with the directions of the shareholder executing such proxy.  Subject to the rules of the Nasdaq Capital Market, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a “FOR” vote.

Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting.  If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.  Attendance at the Meeting will not, by itself, revoke a proxy.

Record Date; Solicitation of Proxies

  Only shareholders of record at the close of business on June 15, 2009 will be entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.  Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares.  The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. The Company's Annual Report for the year ended December 31, 2008 is available for download on the Company’s website at www.clicksoftware.com. Copies of solicitation materials and the proposed forms of the resolutions to be adopted at the Meeting will be available for shareholders viewing at the Company’s offices during business hours.

To the extent you would like to state your position with respect to any of proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies Law 5759 – 1999 (the “Companies Law”), you may do so by delivery of a notice to the Company’s offices located at 94 Em Hamoshavot Road, Petach Tikva 49527, Israel, not later than June 25, 2009. Our Board of Directors may respond to your notice.

Following the Meeting, one or more shareholders holding, at the Record Date at least five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at the Company’s offices during business hours.

Quorum and Voting Requirements

On May 29, 2009, the Company had outstanding 28,991,264 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 33% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters.  Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal.   If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine.  At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of each of Proposals 2, 3, 5, 6 and 7.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of Proposal 4; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders who are not controlling shareholders of the Company, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

 Each shareholder that attends the Meeting in person or delivers a signed proxy card shall, prior to exercising such shareholder’s voting rights at the Meeting with respect to Proposal 4, advise the Company whether or not such shareholder is a controlling shareholders of the Company.   Pursuant to the Israeli Companies Law, a “Controlling Shareholder” is defined as any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

THIS PROXY CARD SHALL ALSO SERVE AS A VOTING INSTRUMENT AS SUCH TERM IS DEFINED UNDER THE ISRAELI COMPANIES LAW

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of May 29, 2009 concerning: (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by all Directors and Officers as a group.  The information presented in this table is based on 28,991,264 Ordinary Shares outstanding as of May 29, 2009.  The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at or exercisable within, 60 days of May 29, 2009. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options, but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person.

	Ordinary Shares Beneficially Owned
Name and Address	Number	Percent
Dr. Moshe BenBassat (1)	4,751,805	15.7%
Austin W. Marxe and David M. Greenhouse (2)	2,476,142	8.5%
G. Nicholas Farwell (3)	2,836,660	9.8%
Officers and Directors as a group (4) (8 persons)	5,599,427	18.6%

(1)
Includes, in addition to the Ordinary Shares held by Dr. Moshe BenBassat, (i) 1,266,350 options for Ordinary Shares held by Dr. Moshe BenBassat that are exercisable within 60 days of the date stated above, and (ii) 2,213,887  Ordinary Shares held by Idit BenBassat, which may be deemed to be beneficially owned by Dr. Moshe BenBassat.

(2)
As reported on Amendment No. 6 to the Schedule 13G filed with the SEC on February 13, 2009 in a joint filing by Austin W. Marxe and David M. Greenhouse. Messrs. Marxe and Greenhouse own the Ordinary Shares through various investment vehicles.

(3)	As reported on Amendment No. 2 to the schedule 13G filed with the SEC on February 13, 2009 by G. Nicholas Farwell.

(4)
Includes (i) 2,089,100 Ordinary Shares for which options granted to Officers and Directors are exercisable within 60 days of the date stated above, and (ii) 2,213,887 Ordinary Shares held by Idit BenBassat, which may be deemed to be beneficially owned by Dr. Moshe BenBassat.  Does not include 312,292 Ordinary Shares for which options granted to Officers and Directors are outstanding but are not currently or within 60 days exercisable.

PROPOSAL 1 - RECEIPT AND CONSIDERATION OF THE
DIRECTOR’S REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2008

The Company's Annual Report for the year ended December 31, 2008 is available on our website at the address www.clicksoftware.com.  The Company's Consolidated Financial Statements for the year ended December 31, 2008 are included in such report.  At the Meeting, the Company will review the audited financial statements for the year ended December 31, 2008, as presented in the Company's Annual Report for the year ended December 31, 2008 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

PROPOSAL 2 - APPOINTMENTAND RENUMERATION
OF THE COMPANY'S INDEPENDENT AUDITORS

The Audit Committee has recommended the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu (“Brightman Almagor”), as the Company’s independent auditors for the year ending December 31, 2009.  Brightman Almagor has been the Company’s independent auditor since December 31, 2002 and audited the Company's books and accounts for the year ended December 31, 2008.

The shareholders will be requested to approve the appointment of the accounting firm of Brightman Almagor as the independent auditors of the Company for the year ending December 31, 2009 and for such additional period until the next Annual General Meeting of Shareholders and to authorize the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the Company's independent auditors for the fiscal year ending December 31, 2009 and for such additional period until the next Annual General Meeting of Shareholders, be, and hereby is, approved, and that the Board of Directors be, and it hereby is, authorized, upon recommendation of the Audit Committee, to fix the remuneration of such independent auditors in accordance  with the volume and nature of their services."

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required for the approval of the resolution to appoint the Company's independent auditors.

The Board of Directors recommends that the shareholders vote "FOR" the appointment of Brightman Almagor as the Company's independent auditors and the authorization of the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors.  It is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” this resolution unless specifically instructed to the contrary.

PROPOSAL 3 — ELECTION OF CLASS III DIRECTORS

The Company's Articles of Association provide that the number of Directors shall be not less than 2 and not more than 11. There are currently six members on the Company’s Board. The Company’s Board of Directors is classified into three classes of directors as follows:

Name of Director and Class	Year of Annual Meeting at which Term Expires	Age
James W. Thanos, Class I	2010	60
Roni A. Einav, Class II	2011	65
Gil Weiser, Class II	2011	67
Moshe BenBassat, Class III	2009	61
Naomi Atsmon, External Director	2009	56
Dan Falk, External Director	2009	64

Currently, Dr. Moshe BenBassat is the only Class III Director. The term of the Class III Director will expire at the Meeting and a successor Class III Director shall be elected at the Meeting.

The Board of Directors recommends that at the Meeting Dr. BenBassat be re-elected to serve as a Class III Director.   The Board of Directors also recommends that Dr. Shlomo Nass be elected to serve as a Class III Director until the Annual General Meeting of Shareholders to be held in 2012 and until a respective successor is duly elected and qualified.

DR. MOSHE BENBASSAT co-founded the Company and has served as the Company’s Chairman and Chief Executive Officer since inception. From 1987 to 1999, Dr. BenBassat served as a Professor of Information Systems at the Faculty of Management at Tel-Aviv University. Dr. BenBassat has also held academic positions at the University of Southern California and the University of California in Los Angeles. From 1996 to January 1999, Dr. BenBassat also served as a Board member of Tadiran Telecommunications Inc., a telecommunications company. From 1990 to 1996, Dr. BenBassat served as a Board member of Tadiran Electronic Systems Ltd., a defense electronics company. Dr. BenBassat holds Bachelor of Science, Master of Science and PhD. degrees in Mathematics and Statistics from Tel-Aviv University.

DR. SHLOMO NASS currently serves as Senior Partner in Dr. Shlomo Nass & Co, an Israeli law firm that he founded in December 2002, specializing in real estate, liquidations, receiverships and corporate rehabilitation; arbitration; corporate and commercial law. Since 2001 he has served as President, Partner and Director of the group of investment companies within Israel Global Business (IGB). Since 2003 he has served as Chairman of Financial Statement Committee and on the Board of Directors of IBC-Industrial Buildings Corporation Ltd. (Mivnei Ta'asiya), an Israeli real estate and infrastructure development company. Since 2001 he has served as Chairman of Financial Statement Committee and as Vice Chairman of the Board of Directors of Tao T'suot Ltd and Tao T'suot Nadlan Ltd. Since April 2003, he has served as Chairman of Financial Statement and Auditing Committee of Formula Systems (1985) Ltd. Since 2006, he has served on the Board of Directors of NMC United Entertainment Ltd. Since 2008 he has served as Chairman of the Board of Directors of Yuli Capital Markets Ltd.  Since August 2008 he has served on the Board of Directors of The Blue Shore Development Company (Tel – Aviv – Herzelia) Ltd. Since 1991 he has served as Vice Chairman of The Public Advisory Committee on Trade Levies and as President, Partner and Chairman of the Board of Directors of IRS-TKB International Consultants Ltd. (currently not active).  Dr. Nass served, from 1992 to 1995, as Chairman of the Board of Directors, Chairman of the Supreme Tenders Committee and the Finance Committee of The Israel Electric Corporation. From 2005 to the end of 2008, he also served as the Chairman of the Board of Directors of Ayalon Insurance Co. Ltd. and Ayalon Financial Solutions Ltd. Dr. Nass also served on the Board of Directors of the following companies under his role as a Trustee: since 2008 of Chaniman Entrepreneurship Ltd., since 2005 of M.D.K Touch Ltd. and since 2004 of Shir-Lak Ltd. Dr. Nass received his Ph.D. and LL.B in Law and B.Sc., Economics from Bar-Ilan University; and completed a Mediators Course of the Ministry of Justice.  He is a member of the Israeli Bar Association and is a Certified Public Accountant in Israel. Dr. Nass is also a Certified Information System Auditor by C.I.S.A (USA). In the Israeli army (IDF) Dr. Nass served as an officer in the IDF's Information Systems Auditing Team for the Paymaster General Administration.

The Board of Directors determined that Dr. Nass is qualified to serve as an independent director and financial expert for the purposes of the rules of the NASDAQ Stock Market and the Sarbanes-Oxley Act of 2002.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Dr. Moshe BenBassat be re-elected to the Board of Directors and be classified as a Class III Director who shall serve until the Annual General Meeting of the Shareholders to be held in 2012 and until a respective successor is duly elected and qualified; and

RESOLVED, that Dr. Shlomo Nass, be elected to the Board of Directors and be classified as a Class III Director who shall serve until the Annual General Meeting  of the Shareholders to be held in 2012 and until a respective successor is duly elected and qualified to serve”.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to elect each of the foregoing nominees as Director.

The Board of Directors recommends that the shareholders vote “FOR” the election of Dr. Moshe BenBassat and Dr. Shlomo Nass as Class III Directors. It is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” these resolutions unless specifically instructed to the contrary.

PROPOSAL 4 — ELECTION OF EXTERNAL DIRECTORS
AND APPROVAL OF THEIR COMPENSATION

Under the Israeli Companies Law, a publicly traded company must appoint at least two External Directors (as such term is defined in the Israeli Companies Law) to serve on the company's Board of Directors. To qualify as an External Director, an individual may not have, and may not have had at any time during the previous two years, any “affiliations” with the company or its “affiliates,” as such terms are defined in the Israeli Companies Law. In addition, no individual may serve as an External Director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an External Director. For a period of two years from termination of office, a former External Director may not serve as a Director or employee of the company or provide professional services to the company for compensation.

The External Directors are required to be elected by the shareholders. The term of an External Director is three years and may be extended for an additional three years. All of the External Directors of a company must be members of its Audit Committee and each other committee of a company’s Board of Directors must include at least one External Director.

 Pursuant to the Israeli Companies Law, at least one External Director is required to have “accounting and financial expertise” and the other(s) are required to have “professional expertise” or “accounting and financial expertise”.

A Director has “professional expertise” if he or she satisfies one of the following:  (i)  The Director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration; (ii)  The Director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the Board position; or (iii)  The Director has at least five years’ experience in one or more of the following (or a combined five years’ experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

A Director with “accounting and financial expertise” is a person that due to his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. A company’s Board of Directors will take into consideration in determining whether a Director has “accounting and financial expertise”, among other things, his or her education, experience and knowledge in any of the following: (i) accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company;  (ii) the functions of the external auditor and the obligations imposed on such auditor; and  (iii) preparation of financial reports and their approval in accordance with the Israeli Companies Law and the Israeli securities law.

The Board of Directors determined that the following nominees are qualified to serve as External Directors on the Board of Directors and that Ms. Nira Dror is qualified to serve as the Board of Director’s “accounting and financial expert” for the purposes of the Israeli Companies Law.

NIRA DROR is the Owner and the General Manager of Nira Dror Ltd., a company which provides consulting and representations services for companies in the aviation and tourism industries, which she founded in 2006. From 2003 to 2005 Ms. Dror served as Deputy General Manager and as General Manager of North America at El Al. From 1999 to 2003 she served as General Manager of Eastern Europe and East Mediterranean at British Airways, and from 1989 to 1999 as General Manager for Israel. From 1984 to1985 Ms. Dror served as the chief economist for Teus Azorei Pituach Ltd. and from 1985 to 1989 she served as the General Manager of Histour Ltd. – a tourism company.  Ms. Dror currently serves on the board of directors of the following companies: Bank Hapoalim Ltd. (including chairperson of the Audit Committee), Dikla Insurance Company Ltd., Tzur Shamir Holdings Ltd. and S. Shlomo Holding Ltd. From 1989 to 1996 she was a member of the board of directors of Bank Otzar Hachayal Ltd., from 1998 to 1999 of Kitan Ltd., from 1996 to 1999 of America-Israel Bank Ltd., from 1998 to 1999 of Tadiran Ltd., from 2005 to 2008 of H&O. Ltd. and from 2005 to 2008 of Chamei Yoav Tourism. From 1997 to 1999, Ms. Dror was a member of the executive committee of the America-Israel Chamber of Commerce and a chairperson of the foreign affairs committee of the Israel-British Chamber of Commerce.  From 1990 to 1999 Ms. Dror was a member of the executive committee of the panel of airlines in Israel. Ms. Dror holds a B.A. in Economics and Business Administration and an M.B.A from Tel Aviv University.

SHAI BEILIS is the Managing Partner of Tamarix Capital, the general partner and the management company of Tamarix Ventures I. Mr. Beilis founded Formula Ventures (within the Formula Group) in 1998 and was the Chairman of the Board since its inception. Formula Ventures Ltd. is the advisor and General Partner of two capital venture funds: Formula Ventures I and Formula Ventures II. Mr. Beilis is also the Chairman of Formula Vertex UK Ltd., which was the advisor for the European Technology Venture Portfolio of UBS Capital. Mr. Beilis joined the Formula Group in 1994 as CEO of Argotec.  Prior to the Formula Group, Mr. Beilis was CEO of Clal Computers and Technology Ltd. from July 1993 to February 1995, an Israeli IT holding company traded in the Tel-Aviv Stock Exchange.  From 1987 to 1993 Mr. Beilis was Vice President at Digital Equipment Corporation Israel. From 1978 to 1986 he was CEO of Yael Software and Services.  Mr. Beilis has served as Director or chairman of over sixty Israeli high tech companies (including 4 NASDAQ listed companies: from September 1996 to March 1999 of Wiztec Solutions Ltd., from October 1995 to May 2008 of BluePhoenix Solutions Ltd., from March 1998 of RadView Software Ltd., from December 1997 to February 2005 of Formula Systems (1985) Ltd.) and since November 2006 of Earnix Ltd.  Mr. Beilis holds a M.Sc. in Computer Science from the Weizmann Institute of Science in Rehovot, Israel, and a B.Sc., cum laude, in Mathematics and Economics from the Hebrew University in Jerusalem, Israel.

External Directors may be compensated only in accordance with regulations adopted under the Israeli Companies Law.  Because of the added demands and obligations imposed on a company’s External Directors under the law in Israel and United States, Israeli law allows for higher compensation of External Directors of Israeli companies traded in the United States.  Compensation of an External Director must be determined prior to the person’s consent to serve as an External Director, although the compensation of an External Director may be increased to the same level as that of newly appointed External Directors.

Compensation of all Directors requires the approval of our Audit Committee, Board of Directors and shareholders, in that order.  In connection with the election of Nira Dror and Shai Beilis, our Compensation Committee, Audit Committee and Board of Directors have approved the compensation package set forth below.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Nira Dror and Shai Beilis be elected to the Board of Directors to serve as External Directors for a term of three (3) years in accordance with the Israeli Companies Law; and

RESOLVED, to approve a compensation package for Nira Dror and Shai Beilis, effective as of the date of the Meeting, equal to:

(i) US $18,000 per year per Director plus value added tax (“VAT”), if applicable, against a valid invoice furnished by such director to the Company, which shall be the full cash compensation due to them for all of their activities and tasks as members of the Board of Directors and as members of committees thereof. Such annual fee will be paid in four quarterly equal installments payable in advance; and

(ii)  reimbursement of expenses incurred by such Director in connection with participation in meetings of the Board of Directors and committees thereof, subject to the limitations of Israeli law and in accordance with the Company’s expense reimbursement policy; and

FURTHER RESOLVED that Shai Beilis and Nira Dror shall be entitled to an initial grant of 30,000 options to purchase Ordinary Shares of the Company, and that the per share exercise price for the above-authorized options shall be the closing price of the Company’s Ordinary Shares on the trading day immediately prior to the date of the Company’s Annual General Meeting of the Shareholders, in accordance with the provisions of the Section 3.6 of the Company’s 2003 Israeli Share Option Plan.

RESOLVED FURTHER, that Shai Beilis and Nira Dror shall be entitled to subsequent grants of 7,500 options following each annual meeting of the shareholders of the Company, beginning with the annual general meeting with respect to 2010, to purchase Ordinary Shares of the Company, and that the per share exercise price for the above-authorized options shall be the closing price of the Company’s Ordinary Shares on the trading day immediately prior to the date of such grant, in accordance with the provisions of the Section 3.6 of the Company’s 2003 Israeli Share Option Plan.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the election of the aforementioned nominees, provided that either (i) such a majority includes at least a third of the total votes of shareholders, who are not Controlling Shareholders (as such term is defined in the Israeli Companies Law) of the Company, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the non-Controlling Shareholders that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

The Board of Directors recommends that the shareholders vote "FOR" the election of Nira Dror and Shai Beilis as External Directors of the Company and “FOR” the compensation packages of Nira Dror and Shai Beilis, for their services as the External Directors of the Company.  It is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” these resolutions unless specifically instructed to the contrary.

PROPOSAL 5 – APPROVAL OF COMPENSATION
AND INITIAL GRANT OF OPTIONS TO DR. SHLOMO NASS

Under the Israeli Companies Law, the terms of compensation of Directors require the approval of the shareholders.  The Compensation Committee and the Board of Directors recommends that Dr. Shlomo Nass will receive the compensation package of our current and future non-employee Directors, other than External Directors.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the compensation package of our non-employee Directors who are not External Directors, to Dr. Shlomo Nass, in order that his compensation package, effective as of the date of the Meeting, will be equal to:

(i) US $18,000 per year plus VAT, if applicable, against a valid invoice furnished by such director to the Company; and

(ii)  reimbursement of expenses incurred by Dr. Shlomo Nass in connection with participation in meetings of the Board of Directors and committees thereof, subject to the limitations of Israeli law and in accordance with the Company’s expense reimbursement policy, which shall be the full cash compensation due to him for all of his activities and tasks as member of the Board of Directors and as member of committees thereof.  Such annual fee will be paid in four quarterly equal installments payable in advance.

FURTHER RESOLVED that Dr. Shlomo Nass shall be entitled to an initial grant of 30,000 options to purchase Ordinary Shares of the Company, and that the per share exercise price for the above-authorized options shall be the closing price of the Company’s Ordinary on the trading day immediately prior to the date of the Company’s Annual General Meeting of the Shareholders, in accordance with the provisions of the Section 3.6 of the Company’s 2003 Israeli Share Option Plan.

RESOLVED FURTHER, that Dr. Shlomo Nass shall be entitled to subsequent grants of 7,500 options following each annual meeting of the shareholders of the Company, beginning with the annual general meeting with respect to 2010, to purchase Ordinary Shares of the Company, and that the per share exercise price for the above-authorized options shall be the closing price of the Company’s Ordinary Shares on the trading day immediately prior to the date of such grant, in accordance with the provisions of the Section 3.6 of the Company’s 2003 Israeli Share Option Plan.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolutions to approve the compensation package of our current and future non-employee Directors, other than External Directors and the initial grant and annual grants of options to Dr. Shlomo Nass.

The Board of Directors recommends that the shareholders vote "FOR" the compensation packages of our current and future non-employee Directors, other than External Directors, of Dr. Shlomo Nass as a Director of the Company and "FOR" the initial grant and annual grants of options to Dr. Shlomo Nass. It is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” these resolutions unless specifically instructed to the contrary.

PROPOSAL 6 – PROPOSAL TO APPROVE THE GRANT OF OPTIONS
TO DR. MOSHE BENBASSAT

Under the Israeli Companies Law, the terms of compensation to Directors of the Company, including the grant of options, whether in their capacity as Directors or otherwise, requires shareholder approval.  Dr. Moshe BenBassat, who is serving as Chairman of the Board of Directors, is also the Chief Executive Officer of the Company.

Following the recommendation of the Compensation Committee and the approval of the Audit Committee and the Board of Directors of the Company, it is proposed that the shareholders approve the grant of options to Dr. Moshe BenBassat to purchase 130,000 Ordinary Shares according to the Company’s 2000 Share Option Plan, at an exercise price equal to the closing sale price of the Company’s Ordinary Shares on the trading day immediately preceding the Meeting.  The options will vest as follows:  25% on the first anniversary date of the options grant and 1/48 at the end of each month thereafter.  The options would expire seven years from the date of grant.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant of options to Dr. Moshe BenBassat to purchase 130,000 Ordinary Shares as set out in the Proxy Statement dated June 18, 2009 is hereby approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to approve the options grant to Dr. Moshe BenBassat.

The Board of Directors recommends that the shareholders vote "FOR" the approval of the resolution to approve the options grant to Dr. Moshe BenBassat.  It is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” this resolution unless specifically instructed to the contrary.

PROPOSAL 7 – PROPOSAL TO APPROVE THE RECONSTRUCTION OF
COMPENSATION OF DR. MOSHE BENBASSAT

In light of the changes in the global economy and changes in the role that Dr. Moshe BenBassat will be playing in upcoming years in business development and product strategy, there will be significant changes in the proportion of time that Dr. BenBassat is contemplated to spend in the various offices around the world of the Company and its subsidiaries (collectively with the Company, the "Group"). Due to international tax considerations of the Group and of Dr. BenBassat, this may require changes in the mechanisms and vehicles of paying Dr. BenBassat's compensation.

The Israeli Companies Law requires shareholders to approve the compensation paid by the Company to its Directors. Following the approval by the Company's Audit Committee and Board of Directors, the Company is asking its shareholders to ratify and approve the reconstruction of compensation of Dr. Moshe BenBassat, the Company’s Chairman of the Board of Directors and Chief Executive Officer, but without increasing the cost to the Company.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to authorize and empower the Audit Committee and Board of Directors of the Company to structure the mechanisms and vehicles of paying Dr. BenBassat's compensation as CEO of the Company (including the possibility of a services provider directly or through a company owned by Dr. BenBassat, as opposed to an employee arrangement) and  to approve any required agreement(s) relating thereto;  provided that (1) the total cost to the Group (excluding bonuses) in U.S. dollars will not exceed the total cost of Dr. BenBassat's employment during the 2008 fiscal year (excluding bonuses) according to the Employment Agreement between ClickSoftware, Inc. and Dr. BenBassat effective as of January 1, 2004, as amended (the "Current Agreement"), and (2) any new arrangement will contain the equivalent bonus and severance provisions as specified in the Current Agreement. In calculating the total cost to the Group, benefits according to the Current Agreement that were not fully utilized by Dr. BenBassat will be calculated as if they had been fully utilized.”

FURTHER RESOLVED, that the Company will pay all reasonable costs and expenses relating to Dr. BenBassat's employment or services to the Company, including, without limitation:

(a)	transportation costs for him and his immediate family and their personal belongings and household goods; and
(b)	the costs of professional advisors that may arise from time to time specifically related to Dr. BenBassat’s relocation up to a total amount of USD 30,000.

The Board of Directors or any committee designated by it for this purpose is hereby conclusively authorized and empowered to determine and approve payment of such reasonable costs and expenses."

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to approve the above resolutions.

The Board of Directors recommends that the shareholders vote "FOR" the approval of the resolution to approve reconstruction of compensation of Dr. Moshe BenBassat.  It is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” these resolutions unless specifically instructed to the contrary.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting.  However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Ordinary Shares represented thereby will be voted as indicated thereon.  If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By order of the Board of Directors,

Dr. Moshe BenBassat
Chairman of the Board of Directors and
Chief Executive Officer

Petach Tikva, Israel
June 18, 2009

ClickSoftware
Making Service Click

C123456789

000004

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR Proposals 2-8.

Nominee	For	Withhold
01 - Mr. Shlomo Nass	☐	☐
02 - Dr. Moshe BenBassat	☐	☐

Nominee	For	Withhold
01 - Ms. Nira Dror	☐	☐
02 - Mr. Shai Beilis	☐	☐

Proposal	Yes	No
4a. With regard to proposal 4, please indicate by marking an "X" in the appropriate box (YES/NO) whether you are a "Controlling Shareholder" (as defined in the proxy statement). If an X is not marked in either column, your vote in respect of proposal 4 will be disqualified.	☐	☐

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

C 1234567890 JNT
1 U P X 0 2 2 3 8 0 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

<STOCK#> 012N4C

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — CLICKSOFTWARE TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 23, 2009

The undersigned revokes all previous proxies, acknowledges receipt of the notice of the annual meeting of shareholders to be held on July 23, 2009 and the proxy statement related thereto and appoints Moshe BenBassat and Shmuel Arvatz, jointly and severally, the proxy of the undersigned, with full power of substitution, to vote all ordinary shares of Clicksoftware Technologies Ltd. which the undersigned is entitled to vote, either on his or her own behalf or on behalf of an entity or entities, at the annual meeting of shareholders of the Company to be held at the offices of the Company at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva, Israel on July 23, 2009, at 4:00 p.m. Israel time, and at any adjournment or postponement thereof, with the same force and effect as the undersigned might or could do if personally present thereat. The shares represented by this Proxy shall be voted in the manner set forth on the reverse side.

Upon being returned, signed and dated, all shares represented by this Proxy will be voted as indicated by the shareholder below. IN THE ABSENCE OF SUCH INDICATION, THIS PROXY WILL BE VOTED "FOR" EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. As to any other matter, said proxies shall vote in accordance with their best judgment.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

ClickSoftware
Making Service Click

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommends a vote FOR Proposals 2-8.

	For	Withhold
01 - Mr. Shlomo Nass	☐	☐
02 - Dr. Moshe BenBassat	☐	☐

	For	Withhold
01 - Ms. Nira Dror	☐	☐
02 - Mr. Shai Beilis	☐	☐

	Yes	No
4a. With regard to proposal 4, please indicate by marking an "X" in the appropriate box (YES/NO) whether you are a "Controlling Shareholder" (as defined in the proxy statement). If an X is not marked in either column, your vote in respect of proposal 4 will be disqualified.	☐	☐

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

1 U P X 0 2 2 3 8 0 2

<STOCK#> 012N5C

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — CLICKSOFTWARE TECHNOLOGIES LTD.

+

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 23, 2009

The undersigned revokes all previous proxies, acknowledges receipt of the notice of the annual meeting of shareholders to be held on July 23, 2009 and the proxy statement related thereto and appoints Moshe BenBassat and Shmuel Arvatz, jointly and severally, the proxy of the undersigned, with full power of substitution, to vote all ordinary shares of Clicksoftware Technologies Ltd. which the undersigned is entitled to vote, either on his or her own behalf or on behalf of an entity or entities, at the annual meeting of shareholders of the Company to be held at the offices of the Company at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva, Israel on July 23, 2009, at 4:00 p.m. Israel time, and at any adjournment or postponement thereof, with the same force and effect as the undersigned might or could do if personally present thereat. The shares represented by this Proxy shall be voted in the manner set forth on the reverse side.

Upon being returned, signed and dated, all shares represented by this Proxy will be voted as indicated by the shareholder below. IN THE ABSENCE OF SUCH INDICATION, THIS PROXY WILL BE VOTED "FOR" EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. As to any other matter, said proxies shall vote in accordance with their best judgment.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - B ON BOTH SIDES OF THIS CARD.

+